2:09 PM

05/14/20

Accrual Basis

HealtheMed, Inc.
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
Nonmedical Income	5.00
Total Income	5.00
Expense	
Advertising and Promotion	1,472.01
Business Licenses and Permits	1,145.00
Computer and Internet Expenses	1,482.72
Meals and Entertainment	550.76
Medical Records and Supplies	1,620.00
Professional Fees	2,525.00
Rent Expense	4,000.00
Travel Expense	270.99
Total Expense	13,066.48
Net Ordinary Income	-13,061.48
Net Income	**-13,061.48**